February 12, 1997


VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Amendment to Schedule 13G

Ladies and Gentlemen:

     Submitted herewith is Amendment No. 4 to the Schedule 13G for Ronald W. Daw and Tracey B. Daw. This filing is being effected by direct transmission via the Commission's EDGAR System. No fee is required in connection with this filing. If you have any questions concerning this material, please do no hesitate to call the undersigned or Matthew Dorny at (801) 532-7840.

                                   Sincerely,

                                   /s/ SUSAN ALLEN

                                   Susan Allen
                                   Legal Assistant

Attachment
cc:  Daw Technologies, Inc.
     Reporting Persons
     D. Matthew Dorny

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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                     SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                             (Amendment No.     4     )*



                              Daw Technologies, Inc.
                           ----------------------------
                                (Name of Issuer)

                           Common Stock, $.01 Par Value
                          ------------------------------
                          (Title of Class of Securities)

                                    23922010
                              ---------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)
                               Page 1 of 8 Pages

CUSIP No. 23922010                                             Page 2 of 8 Pages
                                     13G

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ronald W. Daw - SSN: ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)  [ ]
          (b)  [ ]

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



      NUMBER OF            5   SOLE VOTING POWER
       SHARES                  747,000
    BENEFICIALLY
      OWNED BY             6   SHARED VOTING POWER
       EACH                    1,246,699
     REPORTING
      PERSON               7   SOLE DISPOSITIVE POWER
       WITH                    747,000

                           8   SHARED DISPOSITIVE POWER
                               1,246,699

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          1,993,699

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          16.0%

12        TYPE OF REPORTING PERSON*
          IN

CUSIP No. 23922010                                             Page 3 of 8 Pages
                                      13G

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

          Tracey B. Daw


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [ ]

3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



     NUMBER OF             5   SOLE VOTING POWER
       SHARES                  700
    BENEFICIALLY
      OWNED BY             6   SHARED VOTING POWER
         EACH                  1,992,999
     REPORTING
       PERSON              7   SOLE DISPOSITIVE POWER
         WITH                  700

                           8   SHARED DISPOSITIVE POWER
                               1,992,999

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
          1,993,699

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          16.0%

12        TYPE OF REPORTING PERSON*
          IN

CUSIP No. 23922010                                             Page 4 of 8 Pages

This Amendment No. 4 to the Schedule 13G of Ronald W. Daw and Tracey B. Daw amends and supplements, and should be read in conjunction with, the Schedule 13G and Amendments 1 and 2 thereto, all of which were filed on May 31, 1996 and Amendment No. 3 thereto, which was filed on June 3, 1996.

Item 1.

        (a)         Name of Issuer:  Daw Technologies, Inc.

        (b)         Address of Issuer's Principal Executive Offices:
                    2700 South 900 West, Salt Lake City, Utah 84119

Item 2.

        (a) Name of Persons Filing: Ronald W. Daw and Tracey B Daw (the "Reporting Persons")

        (b)        Address of Principal Business Office of Ronald W. Daw:
                   2700 South 900 West, Salt Lake City, Utah  84119

                   Address of Residence of Tracey B. Daw:
                   488 Edindrew Circle, Murray, Utah  84107

        (c)        Citizenship:  United States

        (d)        Title of Class of Securities:
                   Common Stock, $.01 Par Value (the "Common Stock")

        (e)        CUSIP Number:  23922010


Item 3.

        This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4.
        Ownership

        (a)    Amount Beneficially owned by Ronald W. Daw as of 12/31/96:
               1,993,699 shares

               Amount Beneficially owned by Tracey B. Daw as of 12/31/96:
               1,993,699 shares

        (b) Percent of Class owned by Ronald W. Daw as of 12/31/96: 16.0% Percent of Class owned by Tracey B. Daw as of 12/31/96: 16.0%

CUSIP No. 23922010                                             Page 5 of 8 Pages

        (c)    Number of shares as to which the Reporting Persons have:

              (i)     sole power to vote or to direct the vote:
                      As of December 31, 1996, Ronald W. Daw had sole power to vote or to direct the vote of 747,000 shares, which include 455,200 shares held by Ronald W. Daw, 219,300 shares owned by the Ronald Daw Family Limited Partnership and 72,500 shares underlying options that were presently excercisable.

                      Tracey B. Daw had sole power to vote 700 shares, which included 100 shares held by her individually and 600 shares held by her as trustee of the Reporting Persons' children's trusts.

              (ii)    shared power to vote or to direct the vote:
                      As of December 31, 1996, the Reporting Persons shared the power to vote or to direct the vote of 1,245,999 shares held jointly by the Reporting Persons. In addition, Tracey B. Daw, may be deemed to share the power to vote or direct the vote of the 747,000 shares held by Ronald W. Daw and the Ronald Daw Family Limited Partnership, and Ronald W. Daw may be deemed to share the power to vote or direct the vote of the 700 shares held by Tracey B. Daw, individually and as trustee of the Reporting Persons' children's trusts.

              (iii)   sole power to dispose or to direct the disposition of:
                      As of December 31, 1996, Ronald W. Daw had sole power to dispose or to direct the disposition of 747,000 shares, which included 455,200 shares held by Ronald W. Daw, 219,300 shares owned by the Ronald Daw Family Limited Partnership and 72,500 shares underlying presently excercisable options.

                      Tracey B. Daw had sole power to dispose or direct the disposition of 700 shares, which included 100 shares held by her individually and 600 shares held by her as trustee of the Reporting Persons' children's trusts.

              (iv)    shared power to dispose or to direct the disposition of:
                      As of December 31, 1996, the Reporting Persons shared the power to dispose or direct the disposition of 1,245,999 shares jointly held by them. In addition, Tracey B. Daw may be deemed to share the power to dispose or direct the disposition of the 747,000 shares held by Ronald W. Daw and the Ronald Daw Family Limited Partnership, and Ronald
                      W. Daw may be deemed to share the power to dispose or direct the disposition of the 700 shares held by Tracey B. Daw, individually and as trustee of the Reporting Persons' children's trusts.

              The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, are the beneficial owners of all of the securities covered by this
              Schedule 13G.


Item 5.       Ownership of Five Percent or Less of a Class

              This statement is not being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be beneficial owners of more than five percent of the class of securities.


Item 6.       Ownership of More than Five Percent on Behalf of
              Another Person

       Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       Not applicable.

CUSIP No. 23922010                                             Page 6 of 8 Pages

Item 8.     Identification and Classification of Members of the Group

       Not applicable.


Item 9.     Notice of Dissolution of Group

       Not applicable.


Item 10.    Certification

       Not applicable.

CUSIP No. 23922010                                             Page 7 of 8 Pages

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  February 12, 1997              DATED:  February 12, 1997



By  /s/ DAVID R. GROW               By  /s/ DAVID R. GROW

Ronald W. Daw by David R. Grow,     Tracey B. Daw by David R. Grow,
Attorney-in-Fact pursuant to a      Attorney-in-Fact pursuant to a
Power of Attorney dated February    Power of Attorney dated May 28,
20, 1996, a copy of which is on     1996, a copy of which is on file
file with the Commission and        with the Commission and incorporated
incorporated herein by reference.   herein by reference.

CUSIP No. 23922010                                             Page 8 of 8 Pages

                                   EXHIBIT A
                                   AGREEMENT

      The undersigned agree that this Amendment No. 4 to Schedule 13G of Ronald W. Daw and Tracey B. Daw relating to the shares of Common Stock of Daw Technologies, Inc. shall be filed on behalf of each of the undersigned.




By  /s/ DAVID R. GROW               By  /s/ DAVID R. GROW

Ronald W. Daw by David R. Grow,     Tracey B. Daw by David R. Grow,
Attorney-in-Fact pursuant to a      Attorney-in-Fact pursuant to a
Power of Attorney dated February    Power of Attorney dated May 28,
20, 1996, a copy of which is on     1996, a copy of which is on file
file with the Commission and        with the Commission and incorporated
incorporated herein by reference.   herein by reference.